NORSAT INTERNATIONAL INC. TO PRESENT AT SECURITY RESEARCH ASSOCIATES GROWTH STOCK CONFERENCE

Vancouver, British Columbia – March 30, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its CEO, Dr. Amiee Chan, will be delivering a presentation to investors attending the Security Research Associates’ (SRA) 6th Annual Spring Growth Stock Conference. The conference is taking place at the Omni Hotel in San Francisco on April 6, 2010 and Norsat’s presentation time will be at 2:30pm PDT. Dr. Amiee Chan will discuss the Company’s business structure, financial overview, new product offerings and market opportunities.

Dr. Chan, commented, “We are very pleased to participate in the 6th Annual Spring Growth Stock Conference hosted by SRA, an investment bank and institutional brokerage firm that specializes in growth companies in the technology space. Presenting the Norsat investment story at this conference is timely, especially given the growth we experienced in 2009, with a 17% increase in revenues and 36% rise in net operating earnings. In addition, we also expect to see continued growth in our businesses and anticipate 15-20% increase in revenues during fiscal 2010. We thank SRA for this opportunity and looking forward to discussing Norsat’s growth opportunities and various initiatives.”

Additional product information is available at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

About Security Research Associates, Inc.

Security Research Associates, Inc. (SRA) was founded in San Francisco in 1980 and, today, offers investment banking and M&A services as well as institutional brokerage services.  A boutique firm by design, SRA works with a select group of portfolio managers from around the country and focuses on technology and life science companies in the micro and small cap arenas.  For more information about SRA see our web site at www.sracap.com or call us at 415-925-0346.

For further information, contact:

Dr. Amiee Chan

            Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500;

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.